

Mail Stop 3561

October 5, 2015

Mr. Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer
Companhia Paranaense de Energia - COPEL
Rua Cormel Dulcidio, 800, 3rd floor
80420 – 170 Curitiba, Parana, Brazil

      Re: **Companhia Paranaense de Energia - COPEL**
              Form 20-F for the Fiscal Year Ended December 31, 2014
              Response Dated September 15, 2015
              File No. 1-14668

Dear Mr. Sebastiani:

We have reviewed your September 15, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2015 letter.

Financial Statements

Notes to Consolidated Financial Statements

29 Provision for Contingencies

29.1 Provision for litigation, page F-72

1. We reviewed your response to comment 8. Note 29.1 describes some, but not all, of the individual items included in the provisions for supplier, civil and administrative, expropriations and property, and regulatory classes. Please tell us your consideration of disclosing more individual items included in these classes and/or a brief description of the nature of obligations included in these classes. Refer to paragraph 85 of IAS 37.

29.2 Contingent liabilities, page F-74

2. We reviewed your response to comment 9. Note 29.2 describes some, but not all, of the individual items included in the tax and civil contingent liability classes. Please tell us your consideration of disclosing more individual items included in these classes and/or a brief description of the nature of obligations included in these classes. Regarding the labor and employee benefit contingent liability classes, please tell us your consideration of disclosing individual items included in these classes and/or a brief description of the nature of obligations included in these classes. Refer to paragraph 86(a) of IAS 37.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Artur Felipe Fischer Pessuti
        Head of Capital Markets

        Nicolas Grabar & John Delaney
        Clearly Gottlieb Steen & Hamilton LLP